                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                                     Commission File No: 0-28462

(Check One):  [X] Form 10-K and Form 10-KSB  [_] Form 11-K
              [_] Form 20-F     [_] Form 10-Q and 10-QSB   [_] Form N-SAR


            For Period Ended: December 31, 1998
            [_]  Transition Report on Form 10-K
            [_]  Transition Report on Form 20-F
            [_]  Transition Report on Form 11-K
            [_]  Transition Report on Form 10-Q
            [_]  Transition Report on Form N-SAR
            For the Transition Period Ended:
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 Read Instruction (on back page) Before Preparing Form. Please Print or Type.
   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

Online System Services, Inc.
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Full Name of Registrant


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Former Name if Applicable
1800 Glenarm Place, Suite 700
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Address of Principal Executive Office (Street and Number)
Denver, Colorado 80202
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed
[X] due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

See attached page.

                                          (Attach Extra Sheets if Needed)
                                                   SEC 1344 (6/94)

             Attachment to Online System Services, Inc. Form 12b-25

          The registrant is unable to file its Annual Report on Form 10-KSB due to last minute delays in completing the financial statements accompanying the report. Specifically, the registrant, together with its accountants and legal counsel, is currently in discussions with the Division of Corporation Finance at the SEC with regard to the Division's comments on the Registrant's confidentially filed proxy statement (and financial statements included therewith) relating to its previously announced acquisition of Durand Communications, Inc. The Registrant anticipates that the remaining open issues it has with the Division of Corporation Finance will be resolved in the next few days and the Registrant will then be able to finalize and file its Form 10-KSB.

          On March 5, 1999, the Registrant issued a press release summarizing its 1998 earnings. Set forth below is a summary of these results:

                                                                          Year Ended
                                                       December 31, 1998              December 31, 1997
                                                 -----------------------------  -----------------------------
Loss from operations                                             $(10,756,069)                   $(3,543,577)
Net loss available to common stockholders                        $(15,055,443)                   $(3,375,279)

          The increase in losses reflects expenses in sales and marketing, product development, and general and administrative areas that have increased at a faster rate than net sales. This is due to the time lag associated with product development and market introduction as well as the long sales cycle for most of our products and services. The increase in losses is also attributable to the recordation of non-operating expenses for preferred stock dividends and accretion of preferred stock to redemption value of $4,110,060 for the year ended December 31, 1998 compared to $329,120 for the year ended December 31, 1997.

PART IV - OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification

     Lindley S. Branson                                                       (612)           343-2827
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(Name)                                                                      (Area Code)   (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d)     Yes [_]       No [X]
     of the Securities Exchange Act of 1934 or Section 30 of the
     Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

     Items 9-12 of the Registrant's Annual Report on Form 10-KSB for the year ended December 31, 1997. An amended Annual Report on
     Form 10-KSB incorporating these items was filed within eight days after its due date.

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included
     in the subject report or portion thereof?                              Yes [X]       No [_]

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     See attached page.

                           Online System Services, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date 3/30/99                                        By   /s/ Thomas S. Plunkett
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                                                           Thomas S. Plunkett,
                                                         Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
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   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need to restate information that has been correctly furnished. The form shall be clearly identified a an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((S)232.201 or (S)232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((S)232.13(b) of this chapter).